

September 28, 2010

Room 4631

Toshiaki Kuzuoka
Vice President and Executive Officer
Hitachi, Ltd
6-6, Marunouchi 1-chome
Chiyoda-ku
Tokyo 100-8280, Japan

> **Re:** **Hitachi, Ltd.**
> **Form 20-F for Fiscal Year Ended March 31, 2010**
> **Filed June 29, 2010**
> **File No. 001-08320**

Dear Mr. Kuzuoka:

      We have reviewed your response dated September 17, 2010 and have the following comments. Where indicated, we think you should revise future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Valuation and Qualifying Accounts, page F101

1. It remains unclear whether your accounting for estimated bad debts complies with ASC Topic 310-10-35-4c. Specifically, we understand that an aging of the 3/31/10 receivables owed to your "Other" subsidiaries is apparently unavailable, even though those subsidiaries comprise over 60% of the 3/31/10 allowance balance. We also understand from your response that the aggregate allowance actually <u>exceeds</u> the total amount of "overdue" receivables for subsidiaries A-H. It is unclear how management reasonably determined that the probable losses in the A-H receivables portfolio are greater than the "overdue" amount given that (1) the "overdue" column presumably includes minor delinquencies such as accounts less than 5 days past due, and (2) bad debt write-offs have declined substantially in each of your last 3 fiscal years. Further, we note that neither your letter nor your Form 20-F disclose any deterioration in the credit quality of your trade receivables. Instead, the disclosure on page 48 attributes the 5% increase in trade receivables to "the gradual revenue recovery." Also, the disclosure on page F-38 reports

significant declines in delinquencies and credit losses for certain trade receivables which actually suggests an improvement in the credit quality of your trade receivables. Consequently, there is a concern that readers may not understand the rationale for recording an allowance balance that covers over 14 years of future charge-offs based on fiscal 2010 activity. Please explain to us how the change in your trade receivable delinquency rate between periods is consistent with your 3/31/10 allowance balance. Also, quantify the change in receivables turnover between periods and explain the underlying reasons. Further, disclose the portion of your total consolidated 3/31/10 trade receivables balance that was over 1 year past due @3/31/10 and the reasons why this amount increased or decreased from the prior year. Explain whether the credit quality of your trade receivables is substantially different from the trade receivables discussed on page F-38. Please provide any other relevant information that can clarify the issues we have described. Compliance with ASC Topic 310-10-35-8 should be clearly evident. This analysis should also be provided in your future filings pursuant to the guidance in Instruction 1 to Item 5 of the Form Instructions. We note that the 40 billion yen excess of your allowance over fiscal 2010 charge-offs exceeds 50% of your pre-tax income.

2. Please quantify for us, and disclose in future filings, your loss exposure @3/31/10 under the scenarios described on page 52 where "SPEs and investors have recourse with considerably limited scope."

You may direct questions on accounting comments to Melissa N. Rocha, Staff Accountant, at (202) 551-3854, Al Pavot, Senior Accountant at (202) 551-3738 or me at (202) 551-3355.

Sincerely,

Terence O'Brien
Accounting Branch Chief